EXHIBIT 1

JOINT FILING AGREEMENT

                In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D to which this Agreement is an exhibit (and any further amendment filed by them) with respect to the shares of Common Stock, par value $0.001 per share, of eUniverse, Inc.

                This agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated:  July 25, 2003

VP ALPHA HOLDINGS IV, L.L.C.

By: VantagePoint Venture Associates IV, L.L.C.
its Managing Member

By:	/s/ Alan E. Salzman
Name: Alan E. Salzman, Managing Member

VANTAGEPOINT VENTURE ASSOCIATES IV, L.L.C.

By:	/s/ Alan E. Salzman
Name: Alan E. Salzman, Managing Member

/s/ James D. Marver
James D. Marver

/s/ Alan E. Salzman
Alan E. Salzman